## FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549


### Report of Foreign Private Issuer


### Pursuant to Rule 13a-16 or 15d-16
### of the Securities Exchange Act of 1934


For the month of December 2011
Commission File Number 1-31318

# Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



# MEDIA RELEASE

## UPDATE ON IMPACT OF PERU PROTEST ACTION

*Johannesburg, 5 December 2011:* Production at Gold Fields Limited's (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) Cerro Corona mine in the Cajarmarca province in Peru has to date not been affected by the continuing protest actions against the Newmont Corp – Buenaventura proposed Conga Project in the region.

Cerro Corona, which is about 60km away from the proposed Conga project but is on the same public road, has been able to secure supplies to maintain production for a further week and is considering alternative supply routes should the protest action be prolonged.

Gold Fields is monitoring the situation and will keep shareholders informed should potential supply disruptions impact production at Cerro Corona.

### Notes to editors

### About Gold Fields

Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

**Sponsor: J.P. Morgan Equities Limited**

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562-9700
Fax   +27 11 562-9838
www.goldfields.co.za

### Enquiries

### Investor Enquiries

Zakira Amra
Tel   +27 11 562-9775
Mobile +27 (0) 79 694-0267
email  Zakira.Amra@
      goldfields.co.za

Willie Jacobsz
Tel      +1 508 839-1188
Mobile   +1 857 241-7127
email    Willie.Jacobsz@
        gfexpl.com

### Media Enquiries

Sven Lunsche
Tel      +27 11 562-9763
Mobile   +27 (0) 83 260-9279
email    Sven.Lunsche@
        goldfields.co.za

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[≠],
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   5 December 2011

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs